

July 30, 2015

Stanton E. Ross
President and Chief Executive Officer
Infinity Energy Resources, Inc.
11900 College Blvd., Suite 310
Overland Park, KS 66210

> **Re:** **Infinity Energy Resources, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 16, 2015**
> **File No. 000-17204**

Dear Mr. Ross:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement on Schedule 14A</u>

<u>General</u>

1. We refer to comment 1 of our comment letter dated July 16, 2015 on your annual report on Form 10-K for the fiscal year ended December 31, 2014. Please note that to the extent applicable, your beneficial ownership table should reflect the ownership of common stock that may be acquired upon conversion of outstanding convertible notes. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(d)(1) and ensure that you include all of the disclosure that is required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director